UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>October 1, 2006 to October 31, 2006</u>

Commission File Number of issuing entity: <u>333-131196-05</u>

Home Equity Loan Trust 2006-HSA5
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131196

Residential Funding Mortgage Securities II, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

Delaware	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437 (Address of principal executive offices of issuing entity)	55437 (Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Class A Home Equity Loan-Backed Term Notes, Series 2006-HSA5	[___]	[___]	[_X_]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_   No ___

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement dated September 25, 2006 relating to the Home Equity Loan Trust 2006-HSA5 Home Equity Loan-Backed Term Notes, Series 2006-HSA5, Class A, and related Prospectus dated September 25, 2006 (collectively, the "Prospectus"), of the Home Equity Loan Trust 2006-HSA5 (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

See Exhibit 99.2.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

(a)   Documents filed as part of this report.

Exhibit 99.1   November 2006 Monthly Statement to Noteholders.

Exhibit 99.2   Financial Statements of MBIA Insurance Corporation (incorporated by reference to the unaudited consolidated financial statements of MBIA Insurance Corporation included in the Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed by MBIA Inc. with the Securities and Exchange Commission).

(b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 4.3   Servicing Agreement dated as of September 28, 2006 among Residential Funding Corporation, as master servicer, JPMorgan Chase Bank, N.A., as indenture trustee, and the Home Equity Loan Trust 2006-HSA5, as issuer (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 12, 2006).

Exhibit 4.4   Amended and Restated Trust Agreement dated as of September 28, 2006 between Residential Funding Mortgage Securities II, Inc., as depositor, and Wilmington Trust Company, as owner trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 12, 2006).

Exhibit 4.5   Indenture dated as of September 28, 2006 between Home Equity Loan Trust 2006-HSA5, as issuer, and JPMorgan Chase Bank, N.A., as indenture trustee, and Appendix A thereto (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 12, 2006).

Exhibit 10.1   Home Equity Loan Purchase Agreement dated as of September 28, 2006 by Residential Funding Mortgage Securities II, Inc., as purchaser, and Residential Funding Corporation, as seller (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 12, 2006).

Exhibit 10.2   Financial Guaranty Insurance Policy issued by MBIA Insurance Corporation relating to Home Equity Loan-Backed Notes, Series 2006-HSA5 (incorporated by

reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 12, 2006).

Exhibit 99.1   November 2006 Monthly Statement to Noteholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 25, 2006

Home Equity Loan Trust 2006-HSA5
(Issuing entity)

By: Residential Funding Company, LLC,
        as Master Servicer

By: /s/ Darsi Meyer
        Name: Darsi Meyer
        Title: Director

INDEX TO EXHIBITS

Exhibit 99.1   November 2006 Monthly Statement to Noteholders

Exhibit 99.2   Financial Statements of MBIA Insurance Corporation (incorporated by reference to the unaudited consolidated financial statements of MBIA Insurance Corporation included in the Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed by MBIA Inc. with the Securities and Exchange Commission)

EXHIBIT 99.1 -- MONTHLY STATEMENT TO NOTEHOLDERS

EXHIBIT 99.2

FINANCIAL STATEMENTS OF MBIA INSURANCE CORPORATION

The unaudited consolidated financial statements of MBIA Insurance Corporation included in the Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed by MBIA Inc. with the Securities and Exchange Commission are hereby incorporated by reference in this Exhibit 99.2 to Report on Form 10-D.